# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMPCO PITTSBURGH CORP, CIK 0000006176
CUSIP: 032037103
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 726 BELL AVENUE, SUITE 301, CARNEGIE, Pennsylvania (PA), 15106
Date of event which requires filing of this statement: 11/13/2025
Amends the filing with accession number 0001493152-23-010411
Filed by CIK 0001836192
Persons authorized to receive notices and communications: FREDRICK DISANTO, C/O ANCORA HOLDINGS GROUP, LLC, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio (OH), 44124, 216-825-4000; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Ancora Alternatives LLC (CIK 0001836192): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 784,432; sole dispositive power 0; shared dispositive power 784,432; aggregate amount beneficially owned 784,432 (3.9% of the class)
- Ancora Merlin, LP (CIK 0001694450): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 36,491; sole dispositive power 0; shared dispositive power 36,491; aggregate amount beneficially owned 36,491 (0.2% of the class)
- ANCORA MERLIN INSTITUTIONAL, LP (CIK 0001431892): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 355,747; sole dispositive power 0; shared dispositive power 355,747; aggregate amount beneficially owned 355,747 (1.8% of the class)
- Ancora Catalyst, LP (CIK 0001694346): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 31,404; sole dispositive power 0; shared dispositive power 31,404; aggregate amount beneficially owned 31,404 (0.2% of the class)
- Ancora Catalyst Institutional, LP (CIK 0001620142): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 360,790; sole dispositive power 0; shared dispositive power 360,790; aggregate amount beneficially owned 360,790 (1.8% of the class)
- Ancora Holdings Group, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 784,432; sole dispositive power 0; shared dispositive power 784,432; aggregate amount beneficially owned 784,432 (3.9% of the class)
- DiSanto Fredrick D. (CIK 0001498290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 72,633; shared voting power 784,432; sole dispositive power 72,633; shared dispositive power 784,432; aggregate amount beneficially owned 857,065 (4.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: AMPCO PITTSBURGH CORP
Address of issuer's principal executive offices: 726 BELL AVENUE, SUITE 301, CARNEGIE, Pennsylvania (PA), 15106
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 36,491 Shares owned directly by Ancora Merlin is approximately $173,566, including brokerage commissions. The aggregate purchase price of the 355,747 Shares owned directly by Ancora Merlin Institutional is approximately $1,700,354, including brokerage commissions. The aggregate purchase price of the 31,404 Shares owned directly by Ancora Catalyst is approximately $150,306, including brokerage commissions. The aggregate purchase price of the 360,790 Shares owned directly by Ancora Catalyst Institutional is approximately $1,723,885, including brokerage commissions. The aggregate purchase price of the 72,633 Shares owned directly by Mr. DiSanto is approximately $250,518, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,326,389 Shares outstanding as of November 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.

As of the date hereof, Ancora Merlin beneficially owned directly 36,491 Shares, constituting approximately 0.2% of the Shares outstanding.

As of the date hereof, Ancora Merlin Institutional beneficially owned directly 355,747 Shares, constituting approximately 1.8% of the Shares outstanding.

As of the date hereof, Ancora Catalyst beneficially owned directly 31,404 Shares, constituting approximately 0.2% of the Shares outstanding.

As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 360,790 Shares, constituting approximately 1.8% of the Shares outstanding.

As of the date hereof, Ancora Alternatives, as the investment advisor to and general partner of each of the Ancora Funds, may be deemed to beneficially own 784,432 Shares, constituting approximately 3.9% of the Shares outstanding and consisting of (i) 36,491 Shares beneficially owned directly by Ancora Merlin, (ii) 355,747 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 31,404 Shares beneficially owned directly by Ancora Catalyst, and (iv) 360,790 Shares beneficially owned directly by Ancora Catalyst Institutional.

As of the date hereof, Ancora Holdings, as the sole member of Ancora Alternatives, may be deemed to beneficially own 784,432 Shares, constituting approximately 3.9% of the Shares outstanding and consisting of (i) 36,491 Shares beneficially owned directly by Ancora Merlin, (ii) 355,747 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 31,404 Shares beneficially owned directly by Ancora Catalyst, and (iv) 360,790 Shares beneficially owned directly by Ancora Catalyst Institutional.

As of the date hereof, Mr. DiSanto beneficially owned directly 72,633 Shares, constituting approximately 0.4% of the Shares outstanding. As the Chairman and Chief Executive Officer of Ancora Holdings, he may be deemed to beneficially own 784,432 Shares, constituting approximately 3.9% of the Shares outstanding and consisting of (i) 36,491 Shares beneficially owned directly by Ancora Merlin, (ii) 355,747 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 31,404 Shares beneficially owned directly by Ancora Catalyst, and (iv) 360,790 Shares beneficially owned directly by Ancora Catalyst Institutional.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

(i) Ancora Merlin
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 36,491
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 36,491

(ii) Ancora Merlin Institutional
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 355,747
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 355,747

(iii) Ancora Catalyst
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,404
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,404

(iv) Ancora Catalyst Institutional
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 360,790
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 360,790

(ix) Ancora Alternatives
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 784,432
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 784,432

(xii) Ancora Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 784,432
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 784,432

(xiii) Mr. DiSanto
1. Sole power to vote or direct vote: 72,633
2. Shared power to vote or direct vote: 857,065
3. Sole power to dispose or direct the disposition: 72,633
4. Shared power to dispose or direct the disposition: 857,065
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons in the last 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of November 13, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities of the Issuer in the Last 60 Days

## Signatures
- Ancora Alternatives LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member (11/14/2025)
- Ancora Merlin, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (11/14/2025)
- ANCORA MERLIN INSTITUTIONAL, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (11/14/2025)
- Ancora Catalyst, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (11/14/2025)
- Ancora Catalyst Institutional, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (11/14/2025)
- Ancora Holdings Group, LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO (11/14/2025)
- DiSanto Fredrick D.: /s/ Fredrick DiSanto, Fredrick DiSanto (11/14/2025)